

December 11, 2014

Via E-mail
Thomas A. Bradley
Executive Vice President and Chief Financial Officer
Allied World Assurance Company Holdings, AG
Lindenstrasse 8
6340 Baar, Zug
Switzerland

> **Re: Allied World Assurance Company Holdings, AG**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 001-32938**

Dear Mr. Bradley:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Goodwill and Other Intangible Asset Impairment Valuation, page 71

1. In the last paragraph on page 73 you disclose your intent to perform your goodwill impairment test for the U.S. insurance segment reporting unit earlier than your annual assessment if the recent trend of unfavorable loss reserve development continues. Please address the following:
   - As you appear to continue to experience unfavorable loss reserve development in the U.S. into 2014 and your combined ratio in the U.S. continues to exceed 100%, tell us whether you performed an interim goodwill impairment test. If so, tell us where you disclosed the results of this test. If not, tell us why you did not perform the test.

- Tell us how your announced decision to reorganize how you manage your business resulting in the recasting of your reporting segments by including your Bermuda direct insurance operation with the U.S. insurance segment in a new North American Insurance segment impacts your goodwill impairment test of the previous U.S. insurance segment reporting unit. To the extent you intend to test goodwill at the segment level, please tell us why it is appropriate to allocate goodwill from your Darwin Professional Underwriters, Inc. acquisition to your Bermudan operations when you previously did not.

Notes to Consolidated Financial Statements
Note 17: Segment Information

2. Please provide us proposed disclosure to be included in future periodic reports of your net premium revenue earned by product or group of products for each period presented. In this regard, the product groupings for which you present premiums written for only the current year beginning on page 3 appear to be appropriate. See ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountants Mark Brunhofer at (202) 551-3638 or James Peklenk at (202) 551-3661 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant